FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last year to which the annual report relates: March 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan

Danièle Ayotte

Glenn Campbell

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Jason Lehner	Alan Dean	Ministry of Finance
Shearman & Sterling LLP	Davis Polk & Wardwell	Provincial Treasury
199 Bay Street	450 Lexington Avenue	Debt Management Branch
Commerce Court West	New York, New York	620 Superior Street
Suite 4405, P.O. Box 247	10017	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario		Victoria, British Columbia
Canada M5L 1E8		Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the last year to which the annual report relates, March 31, 2010 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

Exhibit 99.11	Budget and Fiscal Plan 2011/12 — 2013/14
(presented to the Legislative Assembly on May 3, 2011)

Exhibit 99.12	Estimates, Fiscal Year Ending March 31, 2012
(presented to the Legislative Assembly May 3, 2011)

Exhibit 99.13	Supplement to the Estimates, Fiscal Year Ending March 31, 2012
(presented to the Legislative Assembly May 3, 2011)

Exhibit 99.14	Additional Information Relating to the Province — Recent Developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 9th day of May, 2011.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ J.W. Hopkins
Name:	Jim Hopkins
Title:	Assistant Deputy Minister
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.11	Budget and Fiscal Plan 2011/12 — 2013/14
(presented to the Legislative Assembly on May 3, 2011)

Exhibit 99.12	Estimates, Fiscal Year Ending March 31, 2012
(presented to the Legislative Assembly May 3, 2011)

Exhibit 99.13	Supplement to the Estimates, Fiscal Year Ending March 31, 2012
(presented to the Legislative Assembly May 3, 2011)

Exhibit 99.14	Additional Information Relating to the Province — Recent Developments